UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(JUNE 28, 2005)

DIVERSINET CORP.

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(Name of Registrant)

2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

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(Address of principal executive offices)

1.

Press Release – Verisign OEM Licensing Agreement

2.

Press Release – MobiSecure Tokens for PC

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: JUNE 28, 2005

BY:    /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

VERISIGN LICENSES MOBILE TOKENS AND MOBILE AUTHENTICATION SERVICES FROM DIVERSINET

Agreement Will Enable VeriSign® Unified Authentication to Deliver OATH-Compliant Mass-Market User Authentication Solution that Uses Mobile Phones, PDAs and PCs as Soft Tokens

TORONTO, ON – June 28, 2005 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of mobile device security and authentication solutions for the mobile data ecosystem, today announced an OEM licensing agreement with VeriSign, Inc. to deliver its OATH-compliant suite of mobile tokens and mobile authentication services for distribution by VeriSign with the VeriSign® Unified Authentication solution.

By licensing Diversinet’s MobiSecure soft token product suite for the VeriSign Unified Authentication solution, VeriSign will provide enterprises, banks, online service providers and retailers with a cost-effective means to provide strong authentication protection to their customers, business partners and employees without deploying additional, dedicated hardware. The licensed solution will provide VeriSign Unified Authentication customers with another choice when deploying two-factor authentication across their network, by utilizing a mobile phone, PDA or PC as their as online access authenticator instead of a standard hardware token.

“The combination of Diversinet’s proven expertise in mobile-optimized, strong authentication services with VeriSign Unified Authentication will enable organizations around the world to cost-effectively secure their infrastructure from an ever-increasing number of identity theft and phishing threats,” said Kashif Hassan, President of Diversinet.  “Through our licensing agreement, VeriSign Unified Authentication will allow customers to deploy large-scale, mobile device-based strong authentication services rapidly, affordably and easily.”

“VeriSign is very pleased to be collaborating with Diversinet to deliver an OATH soft token solution for the mass-market, innovating the way that users can be authenticated to secure web-based applications,” said Nico Popp, Vice President, Authentication Services, VeriSign.  “OATH-compliant software tokens will reduce deployment costs by leveraging existing mobile devices for strong authentication in a variety of consumer and enterprise security applications.”

Diversinet’s MobiSecure suite of mobile tokens and mobile authentication services are an OATH-compliant solution, which allows customers to have the flexibility to incorporate One Time Password (OTP) functionality into mobile phones, PDA’s and PC’s as soft tokens. This simplifies the deployment of secure access to resources over the internet, using an open solution, giving the customer multiple choices in devices they deploy for authenticating users. VeriSign will incorporate MobiSecure as part of their strategy to cost-effectively deliver strong authentication solutions for large-scale deployments in consumer, retail, wireless carrier and global online communities.   The use of MobiSecure within the VeriSign Unified Authentication solution enables mobile phones, PDAs and PCs to be used as soft tokens as options for enterprise and extended enterprise deployments, in addition to traditional smart card, USB and OTP hard tokens.

VeriSign Unified Authentication is a single, integrated platform for provisioning and managing all types of two-factor authentication credentials. The solution reduces the cost and complexity of strong authentication by integrating with an organization’s existing IT infrastructure, including leading directory and application servers, thus eliminating the need for additional hardware and software on a corporate IT network.  Diversinet’s MobiSecure solutions provide enterprises with another choice in two-factor authentication by utilizing mobile devices and PCs as an authentication device in addition to traditional hardware tokens.  MobiSecure is consistent with the reference architecture set forth by the initiative for Open AuTHentication (OATH) and compliant with the OATH HOTP algorithm proposed as a standard within the IETF.

“The growth of mobile computing combined with the rise in malicious attacks, especially the mounting concern over identity theft and phishing, has increased the need for strong authentication for remote access, user login, and single sign-on,” says Joe Greene, VP IT Security Research, IDC Canada. “Globally, the markets for hardware authentication, mobile device security, and identity and access management is expected to reach over US $5 billion by 2008. OATH-compliant soft token solutions extend two-factor authentication support through devices that are in common use, such as mobile phones, PDAs, and PCs, which could help to extend this level of security to a broader audience of users.”

As a leading mobile authentication service provider, Diversinet provides its customers with cost effective, mobile-optimized strong authentication products and services that reduce identity theft and improve brand trust. Diversinet’s solutions leverage more than 1.5 billion consumer and enterprise mobile devices as strong authentication tokens. Diversinet MobiSecure suite of mobile tokens and MASC offerings are available on all intelligent mobile device platforms, including Microsoft, RIM, Symbian, Palm and Java-based phones.

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About Diversinet (OTCBB: DVNTF)

Diversinet is a leading provider of mobile device security and authentication solutions for the mobile data ecosystem. Diversinet products and services allow users to protect their identity, data and device for personal communications and commercial transactions. The Diversinet MobiSecure suite of mobile tokens and MobiSecure Authentication Service Center enable application providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure mobile data services for the over 1.5 billion mobile device users worldwide. MobiSecure is the industry’s first open mobile security platform to support OATH-compliant strong authentication on mobile devices and networks. For more information about the initiative for Open AuTHentication (OATH) visit www.openauthentication.org. Connect with Diversinet Corp. at www.diversinet.com.

About VeriSign (Nasdaq: VRSN)

VeriSign, Inc. operates intelligent infrastructure services that enable businesses and individuals to find, connect, secure and transact across today’s complex, global networks. Additional news and information about the company is available at www.verisign.com.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission.

Statements in this announcement other than historical data and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve risks and uncertainties that could cause VeriSign's actual results to differ materially from those stated or implied by such forward-looking statements. The potential risks and uncertainties include, among others, the uncertainty of future revenue and profitability and potential fluctuations in quarterly operating results due to such factors as the risk that VeriSign's announced strategic relationships, including the relationship described herein, may not result in additional products, services, customers, profits or revenues; and increased competition and pricing pressures. More information about potential factors that could affect the company's business and financial results is included in VeriSign's filings with the Securities and Exchange Commission, including in the company's Annual Report on Form 10-K for the year ended December 31, 2004 and quarterly reports on Form 10-Q. VeriSign undertakes no obligation to update any of the forward-looking statements after the date of this press release.

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Contacts for Diversinet Corp.: Media and Industry Analysts Michael O’Farrell Chief Marketing Officer Diversinet Corp. 416-756-2324 ext. 236 mofarrell@diversinet.com	Gary Hilson Senior Account Consultant Sacke & Associates Inc. 416-493-5723 ext. 203 garyh@sackepr.com
Investor Relations David Hackett Chief Financial Officer Diversinet Corp. 416-756-2324 ext. 275 dhackett@diversinet.com

DIVERSINET LAUNCHES MOBISECURE TOKENS FOR PCs

~ Soft Token for Laptops and Desktops Powers Mass-Market OATH-compliant Strong Authentication, Reducing the Need for Costly and Difficult to Deploy Hard Tokens ~

TORONTO, ON – June 28, 2005 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of mobile device security and authentication solutions for the mobile data ecosystem, today announced its line of MobiSecure PC Tokens.

MobiSecure PC Tokens are the industry’s first OATH-compliant Microsoft Windows-based soft tokens specifically designed for large-scale One Time Password (OTP) strong authentication deployments by banks, on-line commerce vendors and service providers. With the addition of MobiSecure PC Tokens to our family of authentication solutions, Diversinet believes its addressable market exceeds 2 billion potential users world-wide. MobiSecure PC Tokens allows users to easily access different services such as home banking, WiFi hotspots, or on-line communities.

“MobiSecure PC Tokens are strategic for us in that it broadens our addressable market to all PC users even if they do not carry a mobile device,” stated Michael O’Farrell, Diversinet’s Chief Marketing Officer.  “The personal computer is the most common device for conducting on-line transactions, so it’s essential that the user’s identity be secured against the ever-growing number of threats such as hacking, phishing and identity theft.”

Financial institutions are incurring significant costs from identity theft and malware.  According to IDC, U.S. and international financial institutions lost up to $400 million from phishing in 2004, and they are suffering even more from the erosion in customer trust that identify theft and malware incidents are causing.  Identity theft has been taking its toll on banks and their customer relationships.  In a recent survey of 1,000 U.S. consumers conducted in January 2005, IDC found that close to 60% expressed concern about identity theft, and close to 6% admitted to switching banks to reduce their risk of becoming a victim of identity theft.

Traditional strong authentication solutions have relied on the use of proprietary hardware devices such as hard tokens, USB tokens or smart cards to provide one-time-password credentials for on-line login access. These systems work well, but the cost and complexity of deployment have prevented widespread consumer adoption. Protecting consumers will require the deployment of millions of such units, and the cost of purchasing, distributing and managing that amount of hardware will drive operational and maintenance costs to unacceptable levels. Diversinet’s MobiSecure PC Tokens are ideal for organizations that want the strength, convenience and simplified deployment of dynamic password solutions without the overhead and cost of hardware distribution.

Diversinet’s MobiSecure PC Tokens are a cost-effective, Microsoft Windows-based solution for strong authentication using OATH-compliant One-Time-Passwords. The PC tokens come in a variety of flavors depending on the type of user application to be supported:

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Browser Plug-in: The MobiSecure PC soft token can work directly with the web browser, integrating seamlessly with a web application to provide OTP authentication as part of the user login process. Because the web application obtains the OTP directly from the MobiSecure soft token loaded on the PC, the user does not have to enter the OTP value into the login screen. This process is much simpler than traditional hardware token use where the PC user has to manually enter the OTP on the log-in screen.

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Standalone Token: The MobiSecure PC soft token can run as an application that displays an OTP value upon request from the user.  This is similar to the traditional hardware token model.  An optional password can be required for accessing the soft token.

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API Token: Any PC application can be modified to directly obtain an OTP from the MobiSecure soft token.  A simple API lets application providers to take advantage of standards-based OTP functionality to strengthen the user authentication process for their PC applications.

MobiSecure PC Tokens will be available for commercial release starting in the Fall of 2005. To be considered for pre-commercial pilot programs, please contact us at www.diversinet.com.

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About Diversinet (OTCBB: DVNTF)

Diversinet is a leading provider of mobile device security and authentication solutions for the mobile data ecosystem. Diversinet products and services allow users to protect their identity, data and device for personal communications and commercial transactions. The Diversinet MobiSecure suite of mobile tokens and MobiSecure Authentication Service Center enable application providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure mobile data services for the over 1.5 billion mobile device users worldwide. MobiSecure is the industry’s first open mobile security platform to support OATH-Compliant strong authentication on mobile devices and networks. For more information about the initiative for Open AuTHentication (OATH) visit www.openauthentication.org. Connect with Diversinet Corp. at www.diversinet.com.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission.

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Contacts: Michael O’Farrell Chief Marketing Officer Diversinet Corp. 416-756-2324 ext. 236	Gary Hilson Senior Account Consultant Sacke & Associates Inc. 416-493-5723 ext. 203